Exhibit 2

The following is a translation from French into English of SCOR’s Statuts or charter of the Company, as amended at the January 14, 2002 board of directors’ meeting.

ARTICLE 1 – FORM

The Company is a public limited company, governed by the provisions of current and future law and by this Memorandum and Articles of Association.

ARTICLE 2 – NAME

The Company’s name is “SCOR”.

The Company was founded in 1855 under the name “COMPAGNIE IMPERIALE DES VOITURES DE PARIS” and in 1866 became a public limited company under the name “COMPAGNIE GENERALE DES VOITURES A PARIS”. Then, in 1977, the Company adopted the name “C.G.V.” (Compagnie Générale des Voitures à Paris). The name “SCOR S.A.” was realized in 1989 and the name “SCOR” in 1996.

ARTICLE 3 – CORPORATE PURPOSE

The corporate purpose of the Company either directly or indirectly in all countries shall be as follows:

a)	insurance, reinsurance, cession or retrocession business of any nature in all classes and in all countries; transfer in any form of reinsurance contracts or liabilities of any French or foreign company, organisation, entity or association; creation, acquisition, rental, lease, installation and operation of any undertaking for the purpose of carrying on such business;

b)	construction, rental, operation or purchase of any building;

c)	acquisition and management of all securities and other equity rights by any means including but not limited to subscription for, transfer or acquisition of shares, bonds, interests in private companies or partnerships and other equity rights;

d)	acquisition of equity investments or interests in any industrial, commercial, agricultural, financial, securities and real estate or other undertaking, formation of any company, participation in any increases of capital, mergers, break-ups and partial conveyances;

e)	administration, management and control of any company or other undertaking, direct or indirect participation in all transactions carried out by such companies or undertakings by any means and including but not limited to direct or indirect participation in any company or equity investment;

And generally all such industrial, commercial, financial, securities and real estate transactions as may pertain to the above stated aims or as may facilitate the implementation or pursuit thereof.

ARTICLE 4 – REGISTERED OFFICE

The Company’s registered office is located at 1, Avenue du Général de Gaulle, 92800 PUTEAUX.

It may be moved to any place within the same or an adjacent department by resolution of the Board of Directors subject to ratification by the shareholders at the next Annual General Meeting.

ARTICLE 5 – TERM

The term of the Company expires on 30 June 2024, unless dissolved earlier or extended by extraordinary resolution of the shareholders.

ARTICLE 6 – SHARE CAPITAL

The share capital of the Company is 157,191,002 euros, divided into 41,244,216 shares.

On 27 December 1990, a merger between SCOR S.A. and SOCIETE COMMERCIALE DE REASSURANCE resulted in the entire net assets of SOCIETE COMMERCIALE DE REASSURANCE amounting to 2,647,699,571 francs being transferred to SCOR S.A. Since SCOR S.A. was the sole shareholder in SOCIETE COMMERCIALE DE REASSURANCES, the transfer did not take place under the terms and conditions set forth in Article L 236-11 of the French Code of Commerce.

On 27 December 1990, a merger between SCOR S.A. and UAP Réassurances resulted in the entire net assets of UAP Réassurances amounting to 1,060,155,784 francs being transferred to SCOR S.A., in consideration for which 100 new shares in SCOR S.A. were issued to the shareholders of UAP Réassurances.

By extraordinary resolution dated 18 March 1993, the shareholders of SCOR S.A. approved the acquisition of shares in COMPAGNIE FRANCAISE POUR LE COMMERCE EXTERIEUR from CAISSE DES DEPOTS ET CONSIGNATIONS-PARTICIPATIONS, UAP I.A.R.D. and UAP VIE, in consideration for which 620,000 new shares in SCOR S.A. were issued to the vendors pro rata to the number of shares sold.

The Company may introduce stock option plans for the benefit of the employees of either SCOR S.A. or its subsidiaries in accordance with Articles L 225-177 and seq. of the French Code of Commerce. The Company may also deal in its own shares on the Stock Exchange under the terms and conditions set forth in Article L 225-209 of the French Code of Commerce.

At the time of the merger of HCS, made official 20 December 1995, HCS’s capital contribution to SCOR S.A. came to a net value of 2,511,119,679 francs, paid by distributing 13,105,555 shares to the shareholders of the merged company.

ARTICLE 7 – FORM, TRANSFER, AND CONVEYANCE OF SHARES

Fully paid shares may either be registered or bearer shares depending on the choice of the shareholder.

The Company may at any time in accordance with legislation and regulations in effect request the organisation responsible for clearing shares to disclose information on the identity, nationality and address of persons holding shares giving an immediate or future right to vote at shareholders’ meetings, the number of shares held by each person and where applicable any restrictions attached to the shares.

Registered shares are transmitted by wire transfer to the relevant share accounts in accordance with the terms and conditions set forth by law.

In addition to information which direct or indirect shareholders in the Company are required to disclose by law, any person who acquires shares in the Company, either directly or indirectly within the meaning of Article L 233-7 paragraph 4 of the French Code of Commerce, resulting in that person holding more than 2.5% of the Company’s issued share capital shall, no later than five working days after the date of acquisition of said shares, disclose the total number of shares held in the Company by registered letter. The penalties for breaching the provisions of this paragraph are set forth in Article L 233-14 and Article L 233-7 paragraph 6 of the aforesaid French Code of Commerce.

ARTICLE 8 – RIGHTS ATTACHED TO SHARES

Each share shall give the holder one vote at General Meetings. In addition to a voting right, each share shall give the holder the right to a share of the Company’s net assets, profits or surplus upon liquidation in proportion to the number and nominal value of shares in issue. On each occasion that a minimum number of shares is required to exercise a particular right, holders who do not own the minimum number may at their own initiative group their shares together for the purpose of exercising the said right.

ARTICLE 9 – CALLS ON SHARES

The Board of Directors shall fix the terms and conditions of payment for new shares issued for cash as a result of a resolution to increase the share capital.

Subscribers and shareholders shall be notified of calls on shares no later than fifteen days before the date appointed for each payment either by a notice placed in the legal gazette of the town in which the Company’s registered office is situated or by registered personal letter.

If an amount remains unpaid after it has become due and payable, the person from whom it is due and payable shall without further formality or notice be charged penalty interest on the amount unpaid at a rate of 6% per annum, on a daily basis, with effect from the day it became due and payable until it is paid, without prejudice to any legal action which the Company may take against the defaulting shareholder and any court orders which may be made.

ARTICLE 10 – CORPORATE GOVERNANCE

Irrespective of the number of employees, the Company shall be governed by a Board of Directors composed of the following:

1.	Directors, who must be natural persons, are appointed by the annual shareholder’s meeting. Their number shall not be less than nine or more than eighteen.

      Their term of office shall not exceed 6 years.

Directors or representatives of corporate bodies may not hold office after the age of 72. If a Director reaches the age of 72 whilst in office, he shall retire at the conclusion of the term of office determined at the General Meeting of the Shareholders.

2.	Directors elected by the salaried employees of the Company and its direct or indirect subsidiaries whose registered office are located on French territory.

      They shall number two, one of whom shall represent executive staff and the other non-executive staff.

      Their term of office shall be three years.

The status and method of election of these Directors is set forth in Article L 225-27 of the French Code of Commerce and in these Articles of Association.

      The schedule for elections shall be as follows:

•	notification of the elections shall be displayed six weeks prior to the date of the ballot

•	candidates shall lodge their candidature four weeks prior to the date of the ballot

•	the list of candidates and candidatures shall be displayed three weeks prior to the date of the ballot;

•	postal vote forms shall be sent two weeks prior to the date of the ballot;

•	the elections shall take place such that the second round of the ballot shall be held no later than fifteen days prior to the end of the outgoing Directors’ term of office.

One seat on the Board shall be filled by a representative of the executive electorate and one by a representative of the non-executive electorate.

The elections for both electorates shall take the form of ballot by majority vote over two rounds.

Each candidature shall contain the name of the candidate and his deputy, if any.

The list of candidates and candidatures other than those proposed by a trade union representing all the employees shall be accompanied by a document containing the names and signatures of at least one twentieth of the electorate.

If new elections are required to maintain the number of Directors elected by the salaried employees at the number required under these Articles of Association, they shall be held without delay. The new Directors thus appointed shall take office with effect from the date on which the results of the elections are made known, and until that date the Board of Directors may meet to transact business.

Each Director, whether appointed by the shareholders or elected by the employees, shall throughout his entire term of office, own at least one share in the Company.

ARTICLE 11 – PROCEEDINGS OF THE BOARD OF DIRECTORS

Notice of meetings of the Board of Directors may be given in any manner whatsoever, even verbally. The Board of Directors shall transact business in accordance with the quorum and voting majority required by law. In the event of a tie, the Chairman shall have the casting vote providing he is chairing the meeting.

Any director may attend a meeting of the Board of Directors and participate therein by videoconference as provided for in applicable regulations.

Minutes of each meeting shall be kept and copies or extracts of resolutions passed shall be issued and certified in accordance with the law.

ARTICLE 12 – POWERS OF THE BOARD OF DIRECTORS

The Directors may exercise all the powers vested in them by law.

ARTICLE 13 – COMPENSATION OF DIRECTORS AND CONTROLLERS

The total amount of Directors’ fees shall be fixed by ordinary resolution of the shareholders and the Directors shall split said fees amongst themselves and where applicable the controllers as they deem appropriate. The amount of fees thus fixed shall remain valid until amended by further resolution of the shareholders.

The Board may also grant exceptional remuneration to Directors in the circumstances and under the terms set forth by law.

ARTICLE 14 – CHAIRMAN AND CHIEF OPERATING OFFICER

The Directors shall appoint one of their numbers to be Chairman of the Board.

The Directors may also appoint one of their number to be Vice-Chairman who shall be responsible for calling and chairing Board meetings in the absence of the Chairman, and at the proposal of the Chairman and in accordance with the provisions of law, one or two of their number to be Chief Operating Officers. They may also set up special committees to examine and make proposals on given issues and take advice from any advisers they deem appropriate.

No Director over the age of 65 may be appointed Chairman or Chief Operating Officer. If either the Chairman or a Chief Operating Officer reaches the age of 65 whilst in office, he shall be deemed to have retired at the conclusion of the next Ordinary General Meeting.

However, the Directors may exceptionally and on one occasion only, extend the term of office of a Chairman or Chief Operating Officer who has reached the age of 65 for a period expiring no later than the date of the Ordinary General Meeting held to adopt the accounts for the second financial year following the year in which the Chairman or Chief Operating Officer reached the age of 65.

ARTICLE 15 – CONTROLLERS

The Company may by ordinary resolution appoint controllers comprising one or more members up to a maximum of four.

The term of office of the controllers shall be five years and members may be re-appointed.

If the controllers comprise fewer than four members, the Board of Directors may if it deems expedient in the interest of the Company, provisionally appoint one or more members. In this event, such appointments shall subsequently be ratified by ordinary resolution of the shareholders.

Equally, if a controller’s seat is vacated between two shareholders’ Meetings, the Board of Directors may provisionally appoint a member to fill the vacancy, subject to subsequent ratification by ordinary resolution of the shareholders.

The term of office of a controller thus appointed shall be the same as that of the outgoing member.

No one over the age of 72 may be appointed as controller. If a controller reaches the age of 72 whilst in office, he shall be deemed to have retired at the next Ordinary General Meeting.

Controllers shall attend Board Meetings in a consultative capacity. They may present a report at the shareholders’ meetings if they deem it appropriate.

ARTICLE 16 – AUDITORS

One or more statutory Auditors shall be appointed and carry out their audit duties in accordance with the law.

Their fees are fixed by law or failing that by ordinary resolution of the shareholders.

ARTICLE 17 – SHAREHOLDERS’ MEETINGS

Shareholders’ meetings shall be convened and shall proceed in accordance with the provisions of the law.

The meetings shall be held either at the Company’s registered office or at any other place indicated in the notice of meeting.

Any shareholder may participate, whether personally or by proxy, in a Shareholder’s Meeting by proving his identity and ownership of his shares, whether they are registered in his name or by presenting a certificate issued by the approved intermediary holding the shares. The time period during which shares shall be restricted prior to the date of the Shareholder’s Meeting shall be determined by the Board of Directors.

Shareholders may, subject to the terms and conditions set forth by law and regulations, send their proxies or votes by correspondence for any shareholder’s meeting, either in paper format, or, if approved by the Board of Directors, by electronic means. The deadline for returning votes by correspondence shall be determined by the Board of Directors.

The Board of Directors may also determine that shareholders may participate in and vote at any shareholder’s meeting by videoconference or by any other mode of telecommunication that permits shareholders to be identified, as provided for in applicable regulations.

Meetings shall be chaired by the Chairman of the Board of Directors or failing him by a Director appointed specifically for that purpose by the Board.

Minutes of the meeting shall be kept and copies thereof certified and issued in accordance with the law.

ARTICLE 18 – FINANCIAL YEAR – APPROPRIATION OF PROFITS

Each financial period shall comprise one full year commencing on 1 January and closing on 31 December of the same year.

Each year, amounts to be transferred to reserves pursuant to the provisions of the law shall be deducted from the net profit for the year less any prior year losses where applicable.

Distributable profits comprise the net profit for the year, less prior year losses and all sums transferred to reserves pursuant to the law, plus any retained earnings.

All or part of the distributable profits may be transferred by ordinary resolution of the shareholders to any discretionary, ordinary or extraordinary reserves or again to retained earnings as deemed appropriate.

Any remaining balance shall be divided between all the shares in proportion to their paid up unredeemed value.

The Company may by ordinary resolution distribute all or part of the discretionary reserves in the form of a full or partial dividend or as an exceptional distribution; in this case, the resolution shall specify the sums to be deducted from each reserve.

The Company may by ordinary resolution do all things necessary to give each shareholder the option of receiving all or part of a dividend or interim dividend in the form of shares in the Company in accordance with the terms and conditions set forth by law.

ARTICLE 19 – LIQUIDATION

If the Company is dissolved, one or more liquidators shall be appointed by ordinary resolution of the shareholders.

The liquidator shall represent the Company and have full powers to realise the Company’s assets, even under a voluntary arrangement. The liquidator shall be authorised to pay the Company’s creditors and distribute any surplus.

The Company may by ordinary resolution authorise the liquidator to continue business in progress or to contract new business for the purposes of completing the liquidation.

Any surplus remaining after repayment of the nominal value of the shares shall be distributed amongst the shareholders in the same proportion as their holding in the share capital of the Company.

ARTICLE 20 – DISPUTES

Any disputes relating to the affairs of the Company arising during the term of the Company or during its liquidation either between the Company and its shareholders or between the shareholders themselves shall be submitted to the jurisdiction of the appropriate courts.